UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: July 08, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Order of the Company Law Board dated June 30, 2010
EX-99.2 Order of the Company Law Board Dated July 06, 2010

Other Events
As previously reported on June 15, 2010, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) applied to the Hon’ble Company Law Board (CLB) seeking an order among other things:
•	Extending the time for filing of required documents in India to September 30, 2010;

•	Exempting the Company from publishing quarterly financial results, applicable from the quarter ended December 31, 2008 through the quarter ended March 31, 2010; and

•	Allowing the Company to publish its financial results in India for the quarter ended June 30, 2010 at the same time it publishes its financial results for the quarter ended September 30, 2010.
The Company today announced that the CLB issued orders granting the reliefs requested by the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
	Name:	G. Jayaraman
Date: July 08, 2010		Company Secretary

EXHIBITS INDEX

99.1	Order of the Company Law Board dated June 30, 2010

99.2	Order of the Company Law Board dated July 06, 2010